MEMORANDUM OF UNDERSTANDING

WHEREAS, the parties to the action pending in the County Court for Rogers County, Oklahoma (the “Court”), captioned Gibbs v. North American Galvanizing & Coatings, Inc., et al., Case No. CJ-2010-308 (the “Rogers County Action”), the parties to the action pending in the District Court for Tulsa County, Oklahoma, captioned Devivo v. Morrow, et al., Case No. 2010-02551 (the “Tulsa County Action”) and the parties to the consolidated action pending in the Delaware Court of Chancery (the “Delaware Court”), captioned In re N. Am. Galvanizing & Coatings, Inc., S’holders Litig., Consol. C.A. No. 5407-CC (the “Delaware Action” and, together with the Rogers County Action and the Tulsa County Action, the “Actions”), have reached an agreement providing for the settlement of the Actions on the terms and subject to the conditions set forth in this Memorandum of Understanding (the “Memorandum”);

WHEREAS, the Actions are styled as putative class actions by stockholders of North American Galvanizing & Coatings, Inc. (“NGA” or the “Company”), a Delaware corporation, in connection with the proposed acquisition of NGA by AZZ incorporated (“AZZ”), a Texas corporation, and Big Kettle Merger Sub, Inc. (“Merger Sub”), a Delaware corporation and an indirect wholly owned subsidiary of AZZ. The persons or entities named as plaintiffs in the Actions are Barbara Gibbs in the Rogers Country Action, Richard Devivo in the Tulsa County Action, and Morris Ackerman, Gerald Beddow and Carlos Dorta in the Delaware Action (“Plaintiffs”). The persons or entities named as defendants in the Actions are Linwood J. Bundy, Ronald J. Evans, Janice K. Henry, Gilbert L. Klemann, II, Patrick J. Lynch, Joseph J. Morrow and John H. Sununu (such individuals constituting NGA’s Board of Directors (the “Board”)), NGA, AZZ and Merger Sub (the “Defendants”);

WHEREAS, on April 1, 2010, NGA announced that it had entered into an Agreement and Plan of Merger (the “Merger Agreement”) with AZZ, and Merger Sub pursuant to which Merger Sub would make a tender offer to purchase for cash all of the outstanding shares of Common Stock of NGA at a price of $7.50 per share (the “Tender Offer”). Upon the terms of the Merger Agreement and subject to the conditions set forth therein, following consummation of the Tender Offer, Merger Sub will be merged with and into NGA, and as a result NGA will continue as an indirect wholly owned subsidiary of AZZ (the “Merger”);

WHEREAS, following announcement of the Merger, NGA and its advisors conducted a “go-shop” process to solicit competing proposals for NGA (the “Go-Shop”);

WHEREAS, on April 13, 2010, April 16, 2010 and May 5, 2010, the complaints in the Delaware Action were filed. The complaints in the Delaware Action assert claims against the Defendants for breach of fiduciary duty and aiding and abetting breach of fiduciary duty in connection with the Merger;

WHEREAS, on April 16, 2010, the complaint in the Rogers County Action was filed. The complaint in the Rogers County Action asserts claims against the Defendants for breach of fiduciary duty and aiding and abetting breach of fiduciary duty in connection with the Merger;

WHEREAS, on April 20, 2010, the complaint in the Tulsa County Action was filed. The complaint in the Tulsa County Action asserts claims against the Defendants for breach of fiduciary duty and aiding and abetting breach of fiduciary duty in connection with the Merger;

WHEREAS, after the conclusion of the Go-Shop, on May 7, 2010, the Company filed with the Securities and Exchange Commission (“SEC”) and disseminated to NGA shareholders a Solicitation/Recommendation Statement on Schedule 14D-9 (the “14D-9”) in connection with the Tender Offer, which recommended that NGA shareholders tender their shares to AZZ. The 14D-9 provided that the Tender Offer would expire on June 7, 2010, at 5 p.m. Central Daylight Saving Time (the “Expiration Date”);

WHEREAS, the Tender Offer was made by Merger Sub on May 7, 2010 upon the terms and subject to the conditions set forth in Merger Sub’s Offer to Purchase dated May 7, 2010, and in the related Letter of Transmittal;

WHEREAS, on May 7, 2010, the Delaware Court entered an Order of Consolidation and Appointment of Lead and Liaison Counsel in the Delaware Action, which consolidated the three complaints filed in the Delaware Action;

MEMORANDUM OF UNDERSTANDING

WHEREAS, on May 10, 2010, plaintiff in the Rogers County Action filed a Motion for Expedited Discovery (“Motion”), which requested issuance of an order directing defendants to produce certain documents and certain deponents relevant to the Merger;

WHEREAS, on May 18, 2010, plaintiffs in the Delaware Action filed an Amended Complaint asserting claims, among other things, challenging certain disclosures in the 14D-9. On the same day, Plaintiffs in the Delaware Action also filed a Motion for Preliminary Injunction and Motion for Expedited Proceedings;

WHEREAS, on May 19, 2010, the Delaware Court sent a letter informing the parties in the Delaware Action that the Delaware Action appeared to be a case readily amenable to expedition and that the Delaware Court expected the parties to be able to agree to a schedule for expedited proceedings;

WHEREAS, the parties to the Delaware Action thereafter engaged in discussions, among other things, concerning a schedule for the injunction proceedings in the Delaware Action and coordination with the plaintiffs in the Rogers County Action;

WHEREAS, on May 19, 2010, after a hearing, the Court in the Rogers County Action granted the Motion, and directed the Defendants to produce certain corporate documents and communications, and produce for deposition NGA’s Chief Executive Officer (“CEO), Ronald J. Evans (“Evans”) and the person most knowledgeable with AZZ (the “AZZ PMK”), and to attempt to facilitate the deposition of the person most knowledgeable with Stephens, Inc. (“Stephens”), NGA’s financial advisor (the “Stephens PMK”);

WHEREAS, beginning on May 24, 2010, the Defendants began producing the documents ordered by the Court, which document production exceeded 100,000 pages;

WHEREAS, on May 24, 2010, AZZ and Merger Sub filed a motion to dismiss the Delaware Action;

WHEREAS, on May 26, 2010, counsel for plaintiffs in the Delaware Action advised the Delaware Court that plaintiffs in the Delaware Action would coordinate their efforts with plaintiffs in the Rogers County Action and further advised the Delaware Court that plaintiffs in the Delaware Action

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had withdrawn their motions for expedited proceedings and for a preliminary injunction, without prejudice;

WHEREAS, on May 27, 2010 plaintiff in the Rogers County Action filed a Motion for Temporary Injunction (the “TI Motion”), which was set for hearing by order of the Court on June 4, 2010. On June 3, 2010, by request of the plaintiff in the Rogers County Action, the hearing on the TI Motion was reset for June 7, 2010, to facilitate continuance of the settlement discussions referenced below;

WHEREAS, within the time frame ordered by the Court, Defendants made available for deposition Mr. Evans and the AZZ PMK at certain times and places. On May 31, 2010, the Plaintiffs postponed the deposition of the AZZ PMK, and on June 2, 2010, took the deposition of Mr. Evans. On June 3, 2010, the Plaintiffs took the deposition of the Stephens PMK per subpoena issued on May 27, 2010;

WHEREAS, throughout the discovery process, counsel for Plaintiffs in the Actions (“Plaintiffs’ Counsel”) and counsel for Defendants (“Defendants’ Counsel”) have engaged in arms’ length discussions and negotiations regarding a potential resolution of the claims asserted in the Actions;

WHEREAS, in connection with such discussions and negotiations, Plaintiffs’ Counsel proposed to Defendants’ Counsel various revisions to the Merger Agreement and additional disclosures to be included in a Supplemental 14D-9 (as defined below) to be filed with the SEC (which filing shall constitute adequate dissemination to the NGA stockholders);

WHEREAS, counsel for all parties to the Actions have reached an agreement, set forth in this Memorandum, providing for the settlement of the Actions between and among Plaintiffs, on behalf of themselves and the putative Settlement Class (as defined below), and Defendants, on the terms and subject to the conditions set forth below (the “Settlement”);

WHEREAS, Defendants have consented to the conditional certification of the Rogers County Action as a class action pursuant to 12 Okl. St. §2023 for settlement purposes only, as defined in ¶10(a) below;

MEMORANDUM OF UNDERSTANDING

WHEREAS, Plaintiffs’ Counsel, taking into consideration the strengths and weaknesses of their claims, have determined that the Settlement is fair, reasonable, adequate, and in the best interests of Plaintiffs and the putative Settlement Class (as defined below); and

WHEREAS, each Defendant denies all allegations of wrongdoing, fault, liability or damage to Plaintiffs and the putative Settlement Class (as defined below), he, she or it breached any duty, violated any law, aided and abetted any breach of duty or violation of law, or engaged in any wrongful acts alleged in the Actions, and expressly maintains that he, she or it diligently and scrupulously complied with any applicable fiduciary, disclosure and other legal duties and believes the Actions have no merit, but wishes to settle the Actions on the terms and conditions stated in this Memorandum in order to eliminate the burden, expense inconvenience and distraction of further litigation, and to put the Released Claims (as defined below) to rest, without in any way acknowledging any wrongdoing, fault, liability or damage to Plaintiffs or the putative Settlement Class (as defined below); and

WHEREAS, Defendants specifically deny that any applicable rule, statute, regulation or law requires any further supplemental disclosure or any other settlement consideration, but have agreed in principle to the settlement set forth herein to avoid further delay and the substantial burden, expense, risk, inconvenience and distraction of continued litigation, and to fully and finally resolve the settled claims;

NOW, THEREFORE, as a result of the foregoing and the negotiations among counsel for the parties, the parties to the Actions have agreed to settle the Actions (subject to approval of the Court) on the following terms:

1.     Defendants will provide additional disclosures agreed upon with Plaintiffs, in the Supplemental 14D-9 to be filed with the SEC on or about June 8, 2010, and neither Plaintiffs nor Plaintiffs’ Counsel will seek additional disclosure as a condition of this Settlement.

2.         NGA will agree to release the potential bidders who entered into confidentiality and standstill agreements with the Company as part of the Go-Shop of their standstill obligations.

3.         Defendants have agreed that they will not assert that a stockholder’s demand for appraisal is not timely under Section 262 of the DGCL if such stockholder who otherwise satisfies the

MEMORANDUM OF UNDERSTANDING

requirements of Section 262 submits a written demand for appraisal within 30 calendar days of the special meeting of stockholders held to adopt the Merger Agreement (with any such deadline being extended to the following business day should be the 30th day fall on holiday or weekend). In addition, the Defendants will not assert that: (i) a stockholder who is entitled to appraisal rights may not file a petition in the Court of Chancery of the State of Delaware demanding a determination of the value of the Shares held by all stockholders if such petition is not filed within 120 days of the effective date of the Merger as long as such petition is filed within 150 days of the effective date of the Merger; (ii) a stockholder may not withdraw such stockholder’s demand for appraisal and accept the terms offered by the Merger if such withdrawal is not made within 60 days of the effective date of the Merger; and (iii) a stockholder may not, upon written request, receive from the surviving corporation a statement setting forth the aggregate number of Shares not voted in favor of the Merger with respect to which demands for appraisal have been received and the aggregate number of holders of such appraisal Shares if such request is not made within 120 days of the effective date of the Merger as long as such request is made within 150 days of the effective date of the Merger.

4.         Defendants will agree to extend the Expiration Date by five (5) business days. Notice of such extension shall be provided prior to the current Expiration Date.

5.         Without admitting any of Plaintiffs’ allegations, Defendants agree and acknowledge that the efforts of counsel for Plaintiffs in the Actions were the sole cause of the actions described in paragraphs 1-4 above.

6.         Defendants will provide Plaintiffs’ Counsel with reasonable confirmatory discovery to confirm the fairness and adequacy of the Settlement, which will consist of production to Plaintiffs’ Counsel of certain documents relevant to the Merger that were not produced in the context of the discovery process described above (“Confirmatory Discovery”).

7.         The parties to the Actions will use their best efforts to agree upon, execute and present to the Court as promptly as is practicable a formal stipulation of settlement (“Stipulation”) and such other documents as may be necessary and appropriate to obtain the prompt approval by the Court of the

MEMORANDUM OF UNDERSTANDING

Settlement and the dismissal with prejudice of Actions in the manner contemplated herein and by the Stipulation.

8.         Plaintiffs acknowledge that Defendants may make amendments or modifications to the Merger prior to the effective date of the Merger to facilitate the consummation of the Merger. Plaintiffs agree that they will not challenge or object to any such amendments or modifications so long as they are not inconsistent with the material terms of the Settlement set forth in this Memorandum or the Stipulation.

9.         Pending the negotiation and execution of the Stipulation and Final Approval of the Settlement by the Court (as defined below), Plaintiffs agree to stay their respective proceedings in the Rogers County, Tulsa County and Delaware Actions, to remove or withdraw any pending requests for interior relief (including, but not limited to, the injunction motions in the Actions) and to not initiate any and all other proceedings other than those incident to the Settlement itself, including for Confirmatory Discovery. Plaintiffs also agree to use their best efforts to prevent, stay or seek dismissal of or oppose entry of any interim or final relief in favor of any member of the Settlement Class (as defined below) in any other litigation against any of the parties to this Memorandum that challenges the Settlement or the Merger (including any transaction contemplated thereby) or that otherwise involves, directly or indirectly, a Released Claim (as defined below).

10.	The Stipulation will provide for the following, among other things:

(a)       the conditional certification, for purposes of this Settlement, of the Rogers County Action as a class action pursuant to 12 Okl. St. §2023 on behalf of a class consisting of all record and beneficial holders of NGA common stock at any time from April 1, 2010 through and including the date of the closing of the Merger (the “Settlement Class Period”), including any and all of their respective successors in interest, predecessors, representatives, trustees, executors, administrators, heirs, assigns, transferees or affiliates, immediate and remote, and any person or entity acting for or on behalf of, or claiming under, any of them and each of them (the “Settlement Class”). Excluded from the Settlement Class are each of the Defendants, members of the immediate family of any Individual Defendant, any entity in which a Defendant has or had a controlling interest, the officers and directors

MEMORANDUM OF UNDERSTANDING

of NGA and AZZ, and any of their legal representatives, heirs, successors or assigns. Also excluded from the Settlement Class are those Settlement Class Members who timely and validly exclude themselves from the Settlement Class in accordance with any requirements set forth in the Notice of Pendency and Settlement of Class Actions to be sent to Settlement Class Members;

(b)       for the full and complete discharge, dismissal with prejudice on the merits, release and settlement of and a permanent injunction barring, any and all manner of claims, demands, rights, liabilities, losses, obligations, duties, damages, costs, debts, expenses, interest, penalties, sanctions, fees, attorneys’ fees, actions, potential actions, causes of action, suits, agreements, judgments, decrees, matters, issues and controversies of any kind, nature or description whatsoever, whether known or unknown, disclosed or undisclosed, accrued or unaccrued, apparent or not apparent, foreseen or unforeseen, matured or not matured, suspected or unsuspected, liquidated or not liquidated, fixed or contingent, including Unknown Claims (defined below), that Plaintiffs or any or all members of the Class ever had, now have, or may have, whether direct, derivative, individual, class, representative, legal, equitable or of any other type, or in any other capacity, against the Released Parties based upon their holding of RGA stock during the Settlement Class Period, and any of the actions, transactions, occurrences, statements, representations, misrepresentations, omissions, allegations, facts, practices, events, claims or any other matters, things or causes whatsoever, or any series thereof, that were, could have been, or in the future can or might be alleged, asserted, set forth, claimed, embraced, involved, or referred to in, or related to, directly or indirectly, the Actions or the subject matter of the Actions in any court, tribunal, forum or proceeding, including, without limitation, any and all claims which are based upon, arise out of, relate in any way to, or involve, directly or indirectly, (i) the Merger, the Tender Offer, or the Merger Agreement, (ii) any deliberations or negotiations in connection with the Merger, the Tender Offer, or the Merger Agreement, including the process of deliberation or negotiation by each of the parties to the Merger Agreement and related agreements and documents and any of their respective officers, directors or advisors, (iii) the consideration received by Class members in connection with the Tender Offer and Merger, (iv) the Offer to Purchase, Schedule 14D-9 and Notice of Merger and Appraisal Rights (and any amendments

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thereto) filed or to be filed with the SEC, or any other disclosures, public filings, periodic reports, press releases, proxy statements or other statements issued, made available or filed relating, directly or indirectly, to the Merger, the Tender Offer, or the Merger Agreement, including claims under the federal securities laws within the exclusive jurisdiction of the federal courts, (v) any fiduciary obligations of the Released Parties in connection with the Merger, the Tender Offer, or the Merger Agreement, (vi) other than as provided in this MOU, the fees, expenses or costs incurred in prosecuting, defending, or settling the Actions, or (vii) any of the allegations in any complaint or amendment(s) thereto filed in the Actions (collectively, the “Released Claims”); provided, however, that the Released Claims shall not include the right to enforce this Stipulation or the Settlement or any properly perfected claims by NGA stockholders for statutory appraisal in connection with the Merger as provided for herein.;

(c)       that “Released Parties” means each Defendant and their respective predecessors, successors-in-interest, parents, subsidiaries, affiliates, representatives, agents, employees, trusts, trustees, executors, estates, administrators, beneficiaries, personal or legal representatives and distributees, heirs, spouses, marital communities, family members, assigns or transferees and any person or entity acting for or on behalf of any of them and each of them, and each of their predecessors, successors-in-interest, parents, subsidiaries, affiliates, representatives, agents, trusts, trustees, executors, estates, administrators, beneficiaries, personal or legal representatives and distributees, heirs, spouses, marital communities, family members, assigns or transferees and any person or entity acting for or on behalf of any of them and each of them (including, without limitation, any investment bankers, accountants, insurers, reinsurers or attorneys and any past, present or future officers, directors and employees of any of them);

(d)       that “Unknown Claims” means any claim that a party granting a release or any member of the Settlement Class does not know or suspect exists in his, her or its favor at the time of the release of the Released Claims as against the Released Parties, including, without limitation, those that, if known, might have affected the decision to enter into the Settlement. With respect to any of the Released Claims, the parties to this Memorandum stipulate and agree that upon Final Approval of the

MEMORANDUM OF UNDERSTANDING

Settlement, Plaintiffs shall expressly, and each member of the Settlement Class shall be deemed to have, and by operation of the final order and judgment by the Court shall have, expressly waived, relinquished and released any and all provisions, rights and benefits conferred by or under Cal. Civ. Code § 1542 or any law of the United States or any state of the United States or territory of the United States or principle of common law, which is similar, comparable or equivalent to Cal. Civ. Code § 1542, which provides: “A general release does not extend to claims which the creditor does not know or suspect exist in his or her favor at the time of executing the release, which if known by him or her must have materially affected his settlement with the debtor.” The Plaintiffs and other undersigned parties acknowledge, and the members of the Settlement Class by operation of law shall be deemed to have acknowledged, that they may discover facts in addition to or different from those now known or believed to be true with respect to the Released Claims, but that it is the intention of the Plaintiffs, and by operation of law the members of the Settlement Class, to completely, fully, finally and forever extinguish any and all Released Claims, known or unknown, suspected or unsuspected, that now exist, heretofore existed or that may hereafter exist, and without regard to the subsequent discovery of additional or different facts. Plaintiffs acknowledge, and the members of the Settlement Class by operation of law shall be deemed to have acknowledged, that the inclusion of “Unknown Claims” in the definition of “Released Claims” was separately bargained for and was a key element of the Settlement and was relied upon by each and all of the Defendants in entering into the Stipulation;

(e)       that Defendants and the Released Parties release Plaintiffs, members of the Settlement Class and their counsel, from all claims arising out of the instituting, prosecution, settlement or resolution of the Actions, provided however, that the Defendants and Released Parties shall retain the right to enforce in the Court the terms of the Settlement;

(f)        that Defendants each deny, and continue to deny, that they have committed, attempted to commit, or aided and abetted the commission of, any violation of law or engaged in any of the wrongful acts alleged in the complaints, and expressly maintain that they have diligently and scrupulously complied with their fiduciary duties and other legal duties and are entering into the Memorandum solely to eliminate the burden and expense of continued litigation. Notwithstanding their

MEMORANDUM OF UNDERSTANDING

belief that the allegations are without merit, in order to eliminate the litigation burden and expense, the Defendants have determined that the claims against them be settled on the terms reflected in this Memorandum, and NGA has agreed to make the additional disclosures set forth in the Supplemental 14D-9 without agreeing that any of such disclosures are material and despite denying that the previous disclosures were inadequate.

(g)       that the Settlement is conditioned upon completion of the Tender Offer and Merger, including any amendments thereto;

(h)       that in the event the Settlement does not become final for any reason, Defendants reserve the right to oppose certification of any class in future proceedings; and

(i)        for entry of a judgment dismissing the Rogers County Action with prejudice and, except as set forth in paragraph 11 herein, without costs to any party;

(j)        that plaintiffs in the Tulsa County Action and the Delaware Action shall obtain voluntary dismissal of the Tulsa County Action and the Delaware Action with prejudice following the entry of the judgment dismissing the Rogers County Action with prejudice as set forth above and herein without payment of costs or attorneys’ fees to any party except as provided for herein;

(k)       that subject to the Order of the Court, pending final determination of whether the Settlement should be approved, Plaintiffs and all members of the Settlement Class, and any of them, are barred and enjoined from commencing, prosecuting, instigating or in any way participating in the commencement or prosecution of any action asserting any Released Claims, either directly, representatively, derivatively or in any other capacity, against any Released Party;

(l)        the parties’ obligation to use their best efforts to obtain prompt court approval of the Settlement and the dismissal with prejudice of the Actions;

(m)      NGA’s or the surviving corporation’s obligation to pay only those costs, fees or expenses of Plaintiffs’ counsel that may be awarded or approved by the Court in connection with the Actions, subject to the limitations set forth in paragraph 18 below. This shall be the sole application for fees, costs, expenses, or any reimbursement in connection with the Actions; and

MEMORANDUM OF UNDERSTANDING

(n)       the requirement that the parties to the Actions present the Settlement to the Court for hearing and preliminary approval as soon as practicable and, following appropriate notice to members of the Class, use their best efforts to obtain final Court approval of the Settlement.

11.       This Memorandum shall be null and void and of no force and effect, unless otherwise agreed to by the parties pursuant to the terms hereof, if: Final Approval of Settlement is not obtained for any reason; Plaintiffs reasonably conclude, after obtaining any Confirmatory Discovery requested and agreed upon, that the Settlement memorialized herein is not fair, adequate, and in the best interests of the Settlement Class; or the Merger, including any amendment thereto, is not concluded for any other reason. In the event any party withdraws from the Settlement pursuant to this paragraph, this Memorandum shall not be deemed to prejudice in any way the respective positions of the parties with respect to the Actions and shall not be admissible in evidence except to enforce its terms.

12.       If any action is filed in state or federal court asserting claims that are related to the subject matter of the Actions prior to Final Approval of Settlement, Plaintiffs shall cooperate with the Defendants in obtaining the dismissal or withdrawal of such related litigation, including where appropriate joining in any motion to dismiss such litigation.

13.       This Memorandum will be executed by counsel for the parties to the Actions, each of whom represents and warrants that they have the authority from their client(s) to enter into this Memorandum and bind their clients thereto, that Plaintiffs are the only holders and owners of the claims and causes of action asserted in the Actions, and that none of Plaintiffs claims or causes of action referred to in any complaint in the Actions or this Memorandum have been assigned, encumbered or in any manner transferred in whole or in part.

14.       This Memorandum, the Stipulation and the Settlement shall be governed by and construed in accordance with the laws of the State of Oklahoma, without regard to Oklahoma’s principles governing choice of law. The parties to this Memorandum agree that any dispute arising out of or relating in any way to the enforcement or interpretation of this Memorandum, the Stipulation or the Settlement shall not be litigated or otherwise pursued in any forum or venue other than the Court,

MEMORANDUM OF UNDERSTANDING

and the parties to this Memorandum expressly waive any right to demand a jury trial as to any such dispute.

15.       This Memorandum may be modified or amended only by a writing, signed by all of the signatories hereto, that refers specifically to this Memorandum.

16.       The provisions contained in this Memorandum shall not be deemed a presumption, concession or admission by any Defendant of any fault, liability or wrongdoing as to any facts or claims that have been or might be alleged or asserted in the Actions, or any other action or proceeding that has been, will be or could be brought, and shall not be interpreted, construed, deemed, invoked, offered or received in evidence or otherwise used by any person in the Actions, or in any other action or proceeding, whether civil, criminal or administrative, for any purpose other than as provided expressly herein.

17.       This Memorandum shall be binding upon and inure to the benefit of the clients of the undersigned, which clients are parties to this Memorandum and their respective agents, executors, heirs, successors and assigns.

18.       Subject to the terms and conditions of this Memorandum, the terms and conditions of the Stipulation contemplated hereby and subject to final approval of the Settlement and such fees by the Court, and provided the Tender Offer and Merger are consummated, AZZ or its successor, on behalf of itself and for the benefit of the other Defendants, agrees to pay Plaintiffs’ Counsel in the Actions their fees and expenses in the amount of $500,000, subject to Court approval. Any failure by the Court to approve the full amount of such fees and expenses in whole or in part shall not affect the validity of the Settlement. AZZ or its successor shall pay or cause to be paid the fees and expenses awarded by the Court to Plaintiffs’ Counsel within ten (10) business days of the latest date on which a final order has been entered (i) approving the Settlement (including the Releases as provided in paragraph 10(b) above); (ii) awarding attorneys’ fees and expenses; and (iii) dismissing with prejudice the Action, but not earlier than consummation of the Merger as provided herein. In the event that such order is reversed or modified on appeal, Plaintiffs’ Counsel shall refund to Defendants the advanced amount and all interest accrued or accumulated thereon. Plaintiffs’ Counsel shall not seek attorneys’ fees and

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expenses as to any of the actions other than as provided for in this paragraph and none of them shall make any application for an award of fees or expenses in the Tulsa County Action or the Delaware Action. The Released Parties shall bear no other expenses, costs, damages, or fees alleged or incurred by the Plaintiffs, by any member of the Settlement Class or by any of their attorneys, experts, advisors, agents, representatives or affiliates.

19.       No fees or expenses shall be paid to Plaintiffs’ Counsel in the absence of approval by the Court of a complete release of all Released Parties. This paragraph shall be immediately binding on the parties to this Memorandum.

20.       The parties to the Rogers County Action shall present the settlement to the Court for hearing and preliminary approval as soon as reasonably practicable and, following appropriate notice to members of the Settlement Class, use their best efforts to obtain Final Approval of the Settlement.

21.       Defendants shall be responsible for providing notice of the Settlement to the members of the Settlement Class. Defendants shall pay all reasonable costs and expenses incurred in providing notice of the Settlement to the members of the Settlement Class, with the understanding that notice shall be effected by mail unless otherwise provided by law.

22.       This Settlement (including the payment of any attorneys fees and expenses awarded by the Court to Plaintiff’s Counsel) is conditioned upon the fulfillment of each of the following:

(a)       The consummation of the Tender Offer and the Merger substantially in accordance with the terms and conditions set out in the Merger Agreement and provided herein.

(b)       The Court’s certification of the Settlement Class pursuant to 12 Okl. St. §2023;

(c)       The dismissal with prejudice of the Rogers County Action without the award of any damages, costs, fees or the grant of any further relief except for an award of fees and expenses the Court may make in accordance with paragraph 18 of this Memorandum;

(d)       The entry of a final judgment in the Rogers County Action approving the settlement and providing for the dismissal with prejudice of the Rogers County Action and approving the grant of a release by the Settlement Class to the Released Parties of the Released Claims;

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(e)       The inclusion in the final judgment of a provision enjoining all members of the Settlement Class from asserting any of the Released Claims;

(f)        The plaintiffs in the Tulsa County and Delaware Actions obtaining voluntary dismissal with prejudice, without right of appeal, of the Tulsa County and Delaware Actions, without any request for attorneys’ fees or costs in those actions, within five (5) business days of Final Approval of the Settlement, and approval by the Tulsa County and Delaware courts of the voluntary dismissal of the Tulsa County and Delaware Actions with prejudice;

(g)       Such final judgment and dismissal of the Actions being finally affirmed on appeal or not being subject to appeal (or further appeal) by lapse of time or otherwise; and

(h)       The parties’ obligations to use their best efforts to obtain Court approval of the Settlement and a dismissal with prejudice of the Actions.

23.       The “Effective Date” of the settlement of the Actions shall be the date on which the Order of the Court approving the settlement of the Rogers County Action becomes final and no longer subject to further appeal or review, whether by exhaustion of any possible appeal, writ of certiorari, lapse of time or otherwise.

24.       This Memorandum may be executed in any number of actual or telecopied counterparts and by each of the different parties on several counterparts, each of which when so executed and delivered will be an original. The executed signature page(s) from each actual or telecopied counterpart may be joined together and attached and will constitute one and the same instrument.

IN WITNESS WHEREOF, the parties have executed this Memorandum effective as of the date set forth below.

DATED: June 7, 2010	ROBBINS GELLER RUDMAN & DOWD LLP RANDALL J. BARON A. RICK ATWOOD, JR. DAVID T. WISSBROECKER
/s/ David T. Wissbroecker
DAVID T. WISSBROECKER

MEMORANDUM OF UNDERSTANDING

655 West Broadway, Suite 1900 San Diego, CA 92101 Telephone: 619/231-1058 619/231-7423 (fax)
TAYLOR, BURRAGE, FOSTER, MALLETT, DOWNS & RAMSEY, P.C. STRATTON TAYLOR (OBA #10142) 400 West Fourth Street Claremore, OK 74018 Telephone: 918/343-4100 918/343-4900 (fax)
Attorneys for Plaintiff Barbara Gibbs

DATED: June 7, 2010	RIGRODSKY & LONG, P.A. SETH D. RIGRoDSKY BRIAN D. LONG
/s/ Brian D. Long
BRIAN D. LONG
919 North Market Street Suite 980 Wilmington, De 19801 Telephone: 302/295-5310 302,654-7530 (Fax)
Attorneys for the Delaware Plaintiffs

DATED: June 7, 2010	CARNEY WILLIAMS BATES BOZEMAN & PULLIAM PLLC RANDALL K. PULLIAM
/s/ Randall K. Pulliam
RANDALL K. PULLIAM
Little Rock, AR 11311 Arcade Drive, Suite 200 Little Rock, AR 72212 Telephone: 501/312-8500 501/312-8505 (fax)
Attorneys for Richard Devivo

MEMORANDUM OF UNDERSTANDING

DATED: June 7, 2010	HARWOOD FEFFER LLP ROBERT I. HARWOOD JAMES G. FLYNN PETER W. OVERS, JR.
/s/ Peter W. Overs, Jr.
PETER W. OVERS, JR.
488 Madison Avenue, 8th Floor New York, NY 10022 Telephone: 212/935-7400 212/753-3630 (fax)
GLANCY BINKOW & GOLDBERG LLP 1430 Broadway, Suite 1603 New York, NY 10018 Telephone: 212/382-2221 212/382-3944 (fax)
Attorneys for the Delaware Plaintiffs

DATED: June 7, 2010	CONNER & WINTERS R. RICHARD LOVE, III
/s/ R. Richard Love, III
R. RICHARD LOVE, III
4000 One Williams Center Tulsa, OK 74172 Telephone: 918/586-5679 918/586-8679 (fax)
Attorneys for Defendant AZZ Incorporated

MEMORANDUM OF UNDERSTANDING

DATED: June 7, 2010	HALL, ESTILL, HARDWICK, GABLE, GOLDEN & NELSON GRAYDON DEAN LUTHEY, JR. JAMES M. REED
/s/ Graydon Dean Luthey, Jr.
GRAYDON DEAN LUTHEY, JR.
320 South Boston Avenue, Suite 200 Tulsa, OK 74103-3706 Telephone: 918/594-0400 918/594-0505 (fax)
Attorneys for Defendants North American Galvanizing and Coatings, Inc. and the Individual Defendants

MEMORANDUM OF UNDERSTANDING